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                            July 19, 2022

       Martine Rothblatt
       Chief Executive Officer
       United Therapeutics Corporation
       1040 Spring Street
       Silver Spring, Maryland 20910

                                                        Re: United Therapeutics
Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 24,
2022
                                                            File No. 000-26301

       Dear Dr. Rothblatt:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Research and Development, page 54

   1. We note that you have multiple products in varying stages of development. Please revise future filings to
provide more details about your research and development expenses for each period presented,
including but not limited to by product/program as well as by the nature of the expenses.
To the extent that you do not track expenses by product candidate, please disclose as
such.


              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Martine Rothblatt
United Therapeutics Corporation
July 19, 2022
Page 2

       You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Daniel Gordon,
Senior Advisor, at (202) 551-3486 with any questions.



FirstName LastNameMartine Rothblatt                     Sincerely,
Comapany NameUnited Therapeutics Corporation
                                                        Division of Corporation
Finance
July 19, 2022 Page 2                                    Office of Life Sciences
FirstName LastName